Exhibit 99.1

Neptune to Report Fiscal 2021 Second Quarter Financial Results on November 11, 2020

LAVAL, QC, Oct. 30, 2020 /CNW/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on natural, plant-based, sustainable and purpose-driven lifestyle brands, announced today that it will report its financial results for the fiscal 2021 second quarter after financial markets close on Wednesday, November 11, 2020.

Following the release of its financial results, the Company will host a conference call at 4:30 PM (Eastern Time) on Wednesday, November 11, 2020 to discuss these results.

Conference Call Details:

Date:	Wednesday, November 11, 2020

Time:	4:30 PM Eastern Time

Call:	1 (888) 231-8191 (Canada and U.S.)
1 (647) 427-7450 (International)

Conference ID: 9196032

There will also be a simultaneous, live webcast available on the Investors section of Neptune's website under Investor Events and Presentations at www.neptunecorp.com or directly at https://produceredition.webcasts.com/starthere.jsp?ei=1388592&tp_key=4b8fec85a6.  The webcast will be archived for approximately 30 days.

ABOUT NEPTUNE WELLNESS SOLUTIONS INC.:
Neptune Wellness Solutions is a unique global health and wellness company that is changing consumer habits through the creation and distribution of environmentally friendly, ethical and innovative consumer product goods. Neptune's simultaneous focus on B2C and B2B customer-oriented brand development provides the Company with international reach and scale from its owned and operated facilities that extract and create product formulation, all the way to the sales floor at top global retailers.

Underpinned by a disruptive spirit, Neptune's diversified, and fully integrated business model focuses on natural, plant-based, sustainable and purpose-driven lifestyle brands and the use of cannabinoids in household products to make them safer, healthier and more effective. Its portfolio includes emerging brands such as Forest Remedies™, Ocean Remedies™, Neptune Wellness™, Mood Ring™, and OCEANO3™, which are poised for rapid growth and expansion.

Backed with a cost-efficient manufacturing and supply chain infrastructure that can be scaled up and down or into adjacent product categories to identify new innovation opportunities, Neptune quickly adapts to consumer preferences and demand, and is bringing its products as well as other Fortune 100 brands to market through strategic distribution partnerships, mass retail partners and e-commerce channels. Neptune is committed to its core mission of redefining health and wellness and helping humanity thrive by providing sustainable consumer focused solutions. For additional information, please visit: https://neptunecorp.com/

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SOURCE Neptune Wellness Solutions Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/October2020/30/c5924.html

%CIK: 0001401395

For further information: Investor Information: ICR, John Mills, 646-277-1254, John.Mills@icrinc.com; Media Requests: ICR, Cory Ziskind, 646-277-1232, cory.ziskind@icrinc.com

CO: Neptune Wellness Solutions Inc.

CNW 08:50e 30-OCT-20